SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SunEdison, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

86732Y109
(CUSIP Number)

Greenlight Capital, Inc.
140 East 45th Street, Floor 24
New York, New York 10017
Telephone: (212) 973-1900
Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven Gartner, Esq.
Tariq Mundiya, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

April 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86732Y109	Page 2 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Greenlight Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF,WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,506,504 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,506,504 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,506,504 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON IA

(1) This number includes (i) 907,499 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 983,393 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 1,732,931 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 3 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS DME Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,824,637 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,824,637 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,824,637 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (2)
14	TYPE OF REPORTING PERSON IA

(2) This number includes (i) 200,024 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 217,671 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 382,533 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 4 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS DME Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,916,269 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,916,269 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,916,269 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (3)
14	TYPE OF REPORTING PERSON IA

(3) This number includes (i) 414,605 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 454,878 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 803,865 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 5 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS DME Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,740,906 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,740,906 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,740,906 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (4)
14	TYPE OF REPORTING PERSON HC

(4) This number includes (i) 614,629 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 672,549 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 1,186,398 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 6 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,331,833 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,331,833 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,331,833 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (5)
14	TYPE OF REPORTING PERSON HC

(5) This number includes (i) 1,522,128 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 1,655,942 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 2,919,329 shares of Common Stock issuable upon the conversion of outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on January 25, 2016 (the “Original Schedule 13D”), as amended by Amendment No 1 to Schedule 13D filed on January 26, 2016 (the Original Schedule 13D, as amended by Amendment No.1 and this Amendment No. 2, the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, par value $0.01 per share (“Common Stock”), of SunEdison, Inc. a Delaware corporation (the “Company”).
Item 5. Interest in Securities of the Issuer
Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a) and (b). See items 7-11 on the cover pages and Item 2 of the Original Schedule 13D.
All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on (x) the approximately 395,236,198 shares of Common Stock issued and outstanding, calculated as the sum of (i) 316,936,198 shares of Common Stock issued and outstanding as of January 5, 2016, as reported by the Company in its Prospectus Supplement on Form 424B3 as filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2016, (ii) approximately 51,900,000 shares of Common Stock, issued in connection with the Exchange Transactions described in Item 6 of the Original Schedule 13D and as reported by the Company in its Current Report on Form 8-K filed with the SEC on January 13, 2016 and (iii) approximately 26,400,000 shares of Common Stock, issued pursuant to the exercise of warrants issued in connection with the Second Lien Credit Facility (as defined in the Original Schedule 13D) as reported by the Company in its Current Report on Form 8-K filed with the SEC on January 13, 2016 plus (y), with respect to each Reporting Person, the shares of Common Stock issuable upon the exercise of warrants owned by the applicable Reporting Person and the shares of Common Stock issuable upon the conversion of the Company’s 2.00% Convertible Senior Notes due 2018 owned by the applicable Reporting Person.
(c) During the past 60 days the Reporting Persons entered into the open market transactions listed on Schedule A hereto, which were effected through various brokerage entities on the New York Stock Exchange.
(d) Not applicable.
(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of Common Stock on April 15, 2016.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of this Schedule 13D is hereby amended by including the following:
As of the date hereof, the Greenlight Entities have reduced the number of shares of Common Stock subject to the Swaps to an aggregate of 5,843,973.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  April 18, 2016

GREENLIGHT CAPITAL, INC.

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS GP, LLC

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS, LP

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

/s/ Daniel Roitman
Daniel Roitman**, on behalf of David Einhorn

**  The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.

Schedule A
Common Stock Transactions
Transaction:	Seller/Purchaser:	Date:	No. Shares:	Price Per Share:
Open Market Sale	GCLP	4/15/2016	425,395	$0.3775
Open Market Sale	GCLP	4/15/2016	93,800	$0.3775
Open Market Sale	GCO	4/15/2016	3,801,464	$0.3775
Open Market Sale	GCO	4/15/2016	1,719,400	$0.3775
Open Market Sale	GCQP	4/15/2016	2,436,458	$0.3775
Open Market Sale	GCQP	4/15/2016	538,400	$0.3775
Open Market Sale	GMP	4/15/2016	22,500	$0.3775
Open Market Sale	GMP	4/15/2016	71,594	$0.3775
Open Market Sale	GMP	4/15/2016	22,500	$0.3775
Open Market Sale	Managed Account	4/15/2016	1,384,991	$0.3775
Open Market Sale	Managed Account	4/15/2016	599,400	$0.3775
Open Market Sale	GGLP	4/15/2016	1,680,919	$0.3775
Open Market Sale	GGLP	4/15/2016	375,000	$0.3775
Open Market Sale	GGOM	4/15/2016	1,420,379	$0.3775
Open Market Sale	GGOM	4/15/2016	33,900	$0.3775
Open Market Sale	GGOM	4/15/2016	674,000	$0.3775
Open Market Sale	GCQP	4/18/16	869	$0.2982
Open Market Sale	GCLP	4/18/16	168	$0.2982
Open Market Sale	GCO	4/18/16	285,191	$0.2982
Open Market Sale	Managed Account	4/18/16	101,716	$0.2982
Open Market Sale	GGLP	4/18/16	1,676	$0.2982
Open Market Sale	GGOM	4/18/16	121,736	$0.2982
Open Market Sale	GMP	4/18/16	8,383	$0.2982